UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Two Spirit LLC

Legal status of issuer

        Form
        Limited Liability Company

        Jurisdiction of Incorporation/Organization
        New York

        Date of organization
        November 19, 2012

Physical address of issuer
684 Broadway, New York, NY 10012

Website of issuer
https://www.thephluidproject.com/

Current number of full and part-time employees:
1

	Most Recent Fiscal Year-End (2020)	Prior Fiscal Year-End (2019)
Total Assets	$106,000.00	$136,000.00
Cash & Cash Equivalents	$49,000.00	$25,000.00
Accounts Receivable	$0.00	$0.00
Short-Term Debt	$321,000.00	$447,000.00
Long-Term Debt	$211,000.00	$211,000.00
Revenues/ Sales	$165,000.00	$1,151,000.00
Cost of Goods Sold	$79,000.00	$689,000.00
Taxes Paid	$0.00	$0.00
Net Income	-$402,000.00	-$732,000.00

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
Signature

Rob Smith
_____
Name

CEO/Founder
_____
Title

07 / 14 / 2021
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
Signature

Rob Smith
_____
Name

CEO/Founder
_____
Title

07 / 14 / 2021
_____
Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Compiled Financials

EXHIBIT A
OFFERING MEMORANDUM

TWO SPIRIT LLC
D/B/A THE PHLUID PROJECT

ANNUAL REPORT

JULY 15, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Two Spirit LLC (the "Company") is a New York Limited Liability Company, formed on November 19, 2012. The Company was formerly known as Smith Garrett Consulting LLC. The Company is currently also conducting business under the name of The Phluid Project.

The Company is located at 684 Broadway, New York, NY 10012. The Company's website (the "Website") is https://www.thephluidproject.com/.

The Company predominantly conducts business in United States; however, its goods are sold worldwide through the Website.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series, a series of live presentations or other similar public activities. In the course of such officers' appearances, they may present certain business information to potential investors (each a "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in these Presentations. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in the Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided in the Form C, should not be applied to the Company's business and operations as of the date of this Form C. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical future performance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely

to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The development and commercialization of our products and services are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular product.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight

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costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of apparel and accessories, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly

anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally lower during early winter months affecting the first, second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other

proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Rob Smith in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if he dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our previous income is not based off the operation of our current business model.
Income produced by the Company in the 2016 and 2017 fiscal years were not generated under our current business model. Prospective Investors should not look to the historical financials as indications of the Company's present or future performance.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at third-party manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our manufacturer's facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of the holiday selling season, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions,

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higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products through our e-commerce businesses or through the combination of other retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result

of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e- commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

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We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have a physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, and freight and fuel costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable, particularly for clothing and accessories. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

The Company has not previously filed its Form C-AR.

The SEC rules require a Form C-AR to be filed by companies within 120 days after the end of the Company's fiscal year. However, the Company has attached the compiled financials for 2018, 2019, and 2020 in *Exhibit B*.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law. The CF Shadow Security holders will agree to provide the majority of the security holders in the new round of equity financing upon which the Securities were converted with a renewable proxy agreement or enter into a voting agreement. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES

SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Today's young people are leaving behind the traditional roles and structures that constrained Gen Y and Baby Boomers as young people. They are choosing to live a freer and more self-expressive life, that's honest, real, and courageous. They are asserting their right to self-exploration, and they intuitively understand that identity continually evolves over a person's lifetime. The Phluid Project aims to capture market share from the growing Gen Z and millennial markets with the disruptive force of being the world's first gender free retailer. The Phluid Project will assort like no other, curating our assortment by fashion idea or trend instead of by gender. Our website will be a place to connect with experiential events, and curated design collaborations.

The Company's pillars of growth are:

1. E-commerce: The first pillar of growth will be www.thephluidproject.com where we will offer both classic brands such as Fila, Champion and Dr. Martens, as well as fresh, gender neutral brands such as Gypsy Sport, Voice of Insiders and WESC. These will be carefully curated and merchandised to present a truly unique assortment.

2. Wholesale: The second pillar of growth will be the wholesale business which will target internet pure plays and specialty stores with our fashion private label.

Business Plan

The Phluid Project is part of a paradigm shift currently happening in our society. Today's young people are leaving behind traditional roles and structures that constrained Gen Y and Baby Boomers as young people. They are choosing to live a freer and more self-expressive life, that's honest, real, and courageous. They are asserting their right to self-exploration, and they intuitively understand that identity continually evolves over a person's lifetime. The Phluid Project aims to capture market share from the growing Gen Z and millennial markets with the disruptive force of being what we believe is the world's first gender-free retailer. It will assort like no other, curating our assortment by fashion idea or trend instead of by gender. Our website will be a place to connect with experiential events, and curated design collaborations.

The Company's Products and/or Services

Product/ Service	Description	Current Market
Apparel and accessories	• Curate product offering to appeal to both our customer's style and values • Create a multi-branded experience with price points ranging from $25 - $500 across apparel, footwear, beauty and accessories • Host events and fundraisers to drive sales • Select retail partners who embody our purpose statement of challenging boundaries with humanity	• Gen Z, the most gender-neutral demographic, will represent 40% of all consumers by 2020 • Gen Z spending potential includes allowances, earned wages and gifts will reach $143B by 2020 • The Phluid Project is targeting $50M in sales in 5 years through a multi-channel growth strategy

Competition

The Company's primary competitors are Urban Outfitters, Supreme and KITH. We believe The Phluid Project is the world's first gender-free clothing brand.

Supply Chain and Customer Base

T-shirts are supplied from Groceries, an LA manufacturer (20% of the business); Coffee is provided by Rise (2%). The balance is sourced from various manufacturers and distributors throughout the world.

Target 1: Actual - Over 25 years old - Individuals exploring their identity, aware of importance of self-expression, comfortable spending time and resources on their appearance - Educated, employed professionals - Affluent, cultured, outspoken about equality and social justice - Regular shoppers of Phluid (seasonal)

Target 2: Aspiring - Under 25 years old - young people exploring and striving to live authentic lives - Interested in streetwear fashion - Special interest shoppers of Phluid (holidays, back to school, birthdays, etc.)

Intellectual Property

Trademarks

Application/ Serial No.	Goods/ Services	Mark	File Date	Registration Date	Country
87/668,672	Class 025 and 035	THE PHLUID PROJECT	August 28, 2018	October 2, 2018	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is currently not subject to any litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Rob Smith is the CEO, Founder and sole member and has served in that position from inception to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Rob Smith is the CEO and Founder of The Phluid Project and has served in that position from January 2018 through the present.

Prior to the Phluid Project, Rob served as the Global Chief Product Officer for Haddad Brands from October 2012 through March of 2017, where he:
- Provided strategic oversight in daily operations of the Design, Branding, Sourcing and Marketing departments, leading a team of 100 employees, including 4 VPs and 20 managers;
- Helped to triple growth to $2B in annual global sales;

- Innovated a new multi-brand children's store concept to support strategic global partnership success and growth, growing from one store to over 300 in three years;
- Helped to build a digital strategy and team to actualize the full potential of e-commerce sales, growing digital sales from 3% to 10% of total global sales;
- Worked to develop supply chain strategy, improving production and ratcheting up final product quality. Increased productivity of factories by eliminating those that were performing poorly and doing more with less;
- Served as Chief Merchant Officer, oversaw all aspects of product creation and branding, leveraging 25 years of corporate retail experience, including insight into customer demand and trending retail products; and
- Developed a speed-to-market model, identifying emerging silhouettes and bringing them from concept to market in just 3 to 6 months.

Rob served as a member of the Board of Directors of Steve Madden Group, and worked for Victoria's Secret and Macy's for over 25 years in various leadership roles.

Education
Rob earned a Bachelor of Arts in Marketing and Marketing Management from Michigan State University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Founder from inception to date

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Rob Smith is the CEO and Founder of the Phluid Project and has served in that position from January 2018 through the present.

Prior to the Phluid Project, Rob served as the Global Chief Product Officer for Haddad Brands from October 2012 through March of 2017, where he:
- Provided strategic oversight in daily operations of the Design, Branding, Sourcing and Marketing departments, leading a team of 100 employees, including 4 VPs and 20 managers;
- Helped to triple growth to $2B in annual global sales;
- Innovated a new multi-brand children's store concept to support strategic global partnership success and growth, growing from one store to over 300 in three years;

- Helped to build a digital strategy and team to actualize the full potential of e-commerce sales, growing digital sales from 3% to 10% of total global sales;
- Worked to develop supply chain strategy, improving production and ratcheting up final product quality. Increased productivity of factories by eliminating those that were performing poorly and doing more with less;
- Served as Chief Merchant Officer, oversaw all aspects of product creation and branding, leveraging 25 years of corporate retail experience, including insight into customer demand and trending retail products; and
- Developed a speed-to-market model, identifying emerging silhouettes and bringing them from concept to market in just 3 to 6 months.

Rob served as a member of the Board of Directors of Steve Madden Group, and worked for Victoria's Secret and Macy's for over 25 years in various leadership roles.

Education
Rob earned a Bachelor of Arts in Marketing and Marketing Management from Michigan State University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in New York, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of Security	LLC/ Membership Interests
Amount Outstanding	100
Voting Rights	None

Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/ Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following outstanding debt:

Type of Debt	Credit Card Loans	EIDL
Name of Creditor	Robert Smith	Robert Smith
Amount Outstanding	$50,000.00	$150,000.00
Interest Rate/ Payment Schedule	N/A	3.75%
Amortization Schedule	N/A	N/A
Describe any Collateral or Security	N/A	N/A
Maturity Date	N/A	N/A
Other Material Terms	N/A	N/A

Ownership

Rob Smith owns 100% of the Company's equity interests.

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Rob Smith	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Phluid Project's online store amounts to a majority of annual sales. In terms of operational challenges, The Phluid Project needs to invest in building a team which will create an effective marketing campaign, critical to helping us achieve our potential and goals. The overall challenge the Company faces is raising the needed funds as quickly as possible and hiring skilled staff to execute.

The Phluid Project currently has a much deeper understanding of its consumers' needs and wants. It has adjusted its inventory in response, eliminating markdowns and growing profitable sales. Post Offering, The Phluid Project will expand further into accessories, which have a higher mark up and profit margin. Additionally, it will grow in penetration to total sales of the graphic t-shirt business, which performs at a high margin.

Liquidity and Capital Resources
The Offering proceeds are essential to The Phluid Project's operations and will be used as described in its Form C. The current cash reserves of the Company will be augmented by the proceeds and used to execute the business strategy, including growing the e-commerce sales.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as *Exhibit B*.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

I, Robert Smith, (the "Principal Executive Officer") certify that the financial statements of Two Spirit LLC (the "Issuer") included in this Form are true and complete in all material respects.

_____
Signature

Rob Smith
_____
Name

CEO/Founder
_____
Title

07 / 14 / 2021
_____
Date

EXHIBIT B

COMPILED FINANCIALS
2018, 2019, and 2020

Two Spirit LLC

CONSOLIDATED BALANCE SHEET

As of December 31, 2020
(in thousands)

ASSETS	2,020	2,019	2,018
CURRENT ASSETS			
Cash	$ 49	$ 25	$ 19
Accounts receivable, net of allowance for doubtful accounts	-	-	-
Inventory, net	31	69	303
Advances for merchandise	-	-	-
Income tax refunds receivable	-	-	-
Prepaid expenses	-	-	-
Deferred income tax assets	-	-	-
Other current assets	-	-	-
Total current assets	80	93	322
Property and equipment, net	25	42	37
OTHER ASSETS			
Goodwill	-	-	-
Other intangible assets	-	-	-
Deferred income tax assets	-	-	-
Security deposits	-	-	-
Total other assets	-	-	-
Total assets	$ 106	$ 136	$ 359
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 11	$ 2	$ 4
Accrued expenses	-	-	3
Income taxes payable	-	-	-
Customer deposits payable	-	-	-
Due to related party	-	172	-
Notes payable - current maturities	310	273	131
Total current liabilities	321	447	138
OTHER LIABILITIES			
Deferred income tax liabilities	-	-	-
Debt issuance costs	-	-	-
Line of credit	-	-	-
Notes Payable - Outside Investors	211	211	-
Total other liabilities	211	211	-
Total liabilities	532	658	138
Commitments (Note 8)			
STOCKHOLDERS' EQUITY			
Owners Draw	487	(11)	1,096
Owners Equity	(511)	220	(100)
Accumulated deficit	(402)	(732)	(776)
Total stockholders' equity	(426)	(522)	220
Total liabilities and stockholders' equity	$ 106	$ 136	$ 359

The accompanying notes are an integral part of this consolidated financial statement.

Doc ID: 554a2863edb302d2893e2f42f33c5bdc243810b0

Two Spirit LLC

CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31, 2020
(in thousands)

	2,020	2,019	2,018
REVENUES			
Sales, net of discounts	$ 165	$ 1,151	$ 865
Freight and delivery income			
Total revenues	165	1,151	865
Cost of goods sold	79	689	287
Gross profit	86	462	578
OPERATING EXPENSES			
Selling expenses	212	675	823
General and administrative	227	371	509
Total operating expenses	438	1,046	1,333
Loss from operations	(353)	(584)	(755)
Other income	-	-	-
OTHER EXPENSES			
Interest expense	48	112	5
Other expenses	1	36	-
Total other expenses	49	148	5
Loss before provision for income taxes	(402)	(732)	(760)
PROVISION BENEFITS FOR INCOME TAXES			
Current	-	-	-
Deferred	-	-	-
Total provision for income taxes	-	-	-
Net loss	(402)	(732)	(760)
Foreign currency translation adjustment			
Comprehensive loss	$ (402)	$ (732)	$ (760)

The accompanying notes are an integral part of this consolidated financial statement.

1

Two Spirit LLC

TED STATEMENT OF CHANGES IN STOCKHOLDE

For the year ended December 31, 2020
(in thousands)

	2,020 **Total Stockholders' Equity**
Balance January 1, 2020	$ (511)
Share-based compensation (Note 10)	-
Preferred stock issuance	-
Net income	(402)
Owners Draw	487
Balance December 31, 2019	$ (426)

The accompanying notes are an integral part of this consolidated financial statement.

1

Two Spirit LLC

**CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY**

**For the year ended December 31, 2019
(in thousands)**

	2,019 **Total Stockholders' Equity**
Balance January 1, 2019	$ 220
Share-based compensation (Note 10)	-
Preferred stock issuance	-
Net income	(732)
Owners Draw	(11)
Balance December 31, 2019	$ (522)

The accompanying notes are an integral part of this consolidated financial statement.

Two Spirit LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2020
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(402)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		(17)
Impairment of intangible assets		-
Bad debt expense		-
Foreign exchange loss		-
Interest satisfied with new debt		-
PIK interest		-
Share-based compensation		-
Deferred income tax		-
Inventory reserve write down		-
Changes in operating assets and liabilities, net of effect of business acquisition:		-
Accounts receivable		-
Inventory		38
Advances for merchandise		-
Prepaid expenses		-
Other current assets		-
Security deposits		-
Accounts payable		(9)
Accrued expenses		-
Income taxes payable		-
Customer deposits payable		-
Due to related party		172
Net cash provided by operating activities		(218)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiary, net of cash acquired		-
Acquisition of property and equipment		32
Acquisition of intangible assets		-
Due from subsidiaries		-
Advances from parent		-
Net cash used in investing activities		32
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of line of credit		-
Proceeds from Outside Investors		-
Newly issued debt/payment of debt		208
Cash paid for deferred financing costs		-
Dividends		-
Net cash provided by financing activities		208
Net increase in cash		22
Cash - beginning		25
Effects of currency translation on cash and cash equivalents		
Cash - ending	$	47
Supplementary disclosures of cash flows information:		
Cash paid during the period for		
Interest	$	48
Income taxes	$	-

The accompanying notes are an integral part of this consolidated financial statement.

1

Two Spirit LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2019
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(732)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		(38)
Impairment of intangible assets		-
Bad debt expense		-
Foreign exchange loss		-
Interest satisfied with new debt		-
PIK interest		-
Share-based compensation		-
Deferred income tax		-
Inventory reserve write down		-
Changes in operating assets and liabilities, net of effect of business acquisition:		-
Accounts receivable		-
Inventory		235
Advances for merchandise		-
Prepaid expenses		-
Other current assets		-
Security deposits		-
Accounts payable		306
Accrued expenses		3
Income taxes payable		-
Customer deposits payable		-
Due to related party		-
Net cash provided by operating activities		(226)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiary, net of cash acquired		-
Acquisition of property and equipment		32
Acquisition of intangible assets		-
Due from subsidiaries		-
Advances from parent		-
Net cash used in investing activities		32
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of line of credit		-
Proceeds from Outside Investors		211
Newly issued debt/payment of debt		-
Cash paid for deferred financing costs		-
Dividends		-
Net cash provided by financing activities		211
Net increase in cash		17
Cash - beginning		19
Effects of currency translation on cash and cash equivalents		(11)
Cash - ending	$	25
Supplementary disclosures of cash flows information:		
Cash paid during the period for		
Interest	$	112
Income taxes	$	-

The accompanying notes are an integral part of this consolidated financial statement.

1

Two Spirit LLC

CONSOLIDATING STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2020
(In thousands)

Balance January 1, 2019	$ (511)
Common stock	-
Share based compensation	-
Issuance of preferred stock	-
Dividends	-
Net income	(402)
Owners Draw	487
Balance December 31, 2019	$ (426)

Two Spirit LLC

CONSOLIDATING STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2019
(In thousands)

Balance January 1, 2019	$	220
Common stock		-
Share based compensation		-
Issuance of preferred stock		-
Dividends		-
Net income		(732)
Owners Draw		(11)
Balance December 31, 2019	$	(522)

TITLE	C-AR Form
FILE NAME	7.13.21_Phluid_C-AR.pdf
DOCUMENT ID	554a2863edb302d2893e2f42f33c5bdc243810b0
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History


SENT

07 / 14 / 2021
16:50:26 UTC

Sent for signature to Rob Smith (rob@thephluidproject.com)
from contact@lvluplegal.com
IP: 209.122.245.94


VIEWED

07 / 14 / 2021
16:53:03 UTC

Viewed by Rob Smith (rob@thephluidproject.com)
IP: 68.160.246.191


SIGNED

07 / 14 / 2021
16:54:02 UTC

Signed by Rob Smith (rob@thephluidproject.com)
IP: 68.160.246.191


COMPLETED

07 / 14 / 2021
16:54:02 UTC

The document has been completed.